# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dick's Sporting Goods, Inc., CIK 0001089063
CUSIP: 253393102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0002099646
Persons authorized to receive notices and communications: Overbrook235 LLC, 255 Buffalo Way, PO Box 1905, Jackson, Wyoming (WY), 83001, (307) 203-1654; Jennifer Minter & Adam G.Wicks, Buchanan Ingersoll & Rooney PC, 501 Grant Street, Ste 200, Pittsburgh, Pennsylvania (PA), 15219, (412) 562-8800

## Reporting persons
- Overbrook235 LLC (CIK 0002099646): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 9,051,615; shared voting power 0; sole dispositive power 12,056,390; shared dispositive power 0; aggregate amount beneficially owned 12,056,390 (15.39% of the class)
  Comment: Row 7: Includes 8,961,222 shares of Class B common stock and 90,393 shares of common stock held in three trusts: the Edward W Stack Irrev Trust U/A DTD 1/21/2020; the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020; and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Stack Trusts"). Overbrook235 LLC serves as Trustee of the Stack Trusts and maintains sole voting power over the shares held thereby. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587). Overbrook235 LLC has no pecuniary interest in any of the shares held by the Trusts.
  
  Row 9: Includes 11,965,997 shares of Class B common stock and 90,393 shares of common stock held in the Stack Trusts as well as the Denise Stack Non Exempt Descendants Trust (collectively with the Stack Trusts, the "Trusts"). As Trustee of the Trusts, Overbrook235 LLC maintains sole dispositive power over the shares held thereby.
  
  Row 13: Based on 66,398,273 shares of common stock issued and outstanding as of November 28, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Dick's Sporting Goods, Inc.
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Comment: This statement on Schedule 13D (this "Schedule") relates to shares of common stock, $0.01 par value per share (the "common stock") and Class B common stock $0.01 par value per share (the "Class B common stock"), of Dick's Sporting Goods, Inc., a Delaware corporation (the "Issuer"). The address and principal office of the Issuer is 345 Court Street, Coraopolis, PA 15108.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Overbrook235 LLC. Overbrook235 LLC is a Wyoming limited liability company.
Residence or business address: The address for Overbrook235 LLC is 255 Buffalo Way, PO Box 1905, Jackson, WY 83001. The sole member of Overbrook235 LLC is Overbrook235 Purpose Trust, a trust established under the laws of the State of Wyoming. The business of Overbrook235 LLC is to serve as a private family trust company, and to act as a fiduciary for various trusts that have been or will be created for the ultimate benefit of certain designated beneficiaries.
Present principal occupation or employment: The address for Overbrook235 LLC is 255 Buffalo Way, PO Box 1905, Jackson, WY 83001. The sole member of Overbrook235 LLC is Overbrook235 Purpose Trust, a trust established under the laws of the State of Wyoming. The business of Overbrook235 LLC is to serve as a private family trust company, and to act as a fiduciary for various trusts that have been or will be created for the ultimate benefit of certain designated beneficiaries.
Criminal convictions in the last five years: During the past five years, Overbrook235 LLC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, Overbrook235 LLC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of common stock and Class B common stock covered by this filing for Overbrook235 LLC include shares purchased in the open market or by private acquisition from time to time by each of the Denise Stack Non Exempt Descendants Trust, the Edward W Stack Irrev Trust U/A DTD 1/21/2020, the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020 and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Trusts") for which Overbrook235 LLC serves as trustee, shares acquired from the Issuer pursuant to stock splits, and shares transferred to the Trusts by the settlors of such Trusts (see Item 4 for additional discussion).

## Item 4. Purpose of Transaction
Purpose of transaction: Overbrook235 LLC does not have any plans or proposals that relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, additional shares of common stock or Class B common stock may be acquired or disposed of by each of the Trusts, over which Overbrook235 LLC has voting and/or dispositive power as trustee, but holds no pecuniary interests. Overbrook235 LLC has no ability to control additional contributions of common stock or Class B Common Stock into the Trusts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Overbrook235 LLC has the sole voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). Overbrook235 LLC has the sole dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 11,965,997 shares of Class B common stock (15.27% of the outstanding common stock on an as-converted basis). In the aggregate, Overbrook235 LLC has beneficial ownership of 12,056,390 shares (or 15.39% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Overbrook235 LLC has the sole voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). Overbrook235 LLC has the sole dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 11,965,997 shares of Class B common stock (15.27% of the outstanding common stock on an as-converted basis). In the aggregate, Overbrook235 LLC has beneficial ownership of 12,056,390 shares (or 15.39% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Transactions in the class effected during the past sixty days: Effective March 12, 2026, the trustee for each of the Trusts was changed to Overbrook235 LLC. Pursuant to the terms of the operating agreement governing Overbrook235 LLC, two individual managers who serve on the investment committee of Overbrook235 LLC have joint authority over Overbrook235 LLC with respect to voting and/or dispositive decisions for Issuer shares held by the Trusts. Overbrook235 LLC has no pecuniary interest in the shares of Issuer common stock and Class B common stock held in the Trusts, and no ability to control future contributions of common stock or Class B common stock into the Trusts.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated by reference to this Item 6. Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 and Voting Agreement and Proxy dated October 13, 2009 ("Voting Agreement"), the voting power, but not dispositive power, with respect to 3,004,775 shares held by the Denise Stack Non Exempt Descendants Trust is controlled by a party to the Voting Agreement, rather than by Overbrook235 LLC as trustee.

Except as otherwise described in this Schedule 13D, Overbrook235 LLC does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Overbrook235 LLC: /s/ Stewart McIver, Stewart McIver, Secretary (03/13/2026)